Alliance Leicester

Customer Service Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14

RECEIVED
2007 OCT 22 A 11:54
[illegible]

07027477

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

4 October 2007

BEST AVAILABLE COPY

SUPPL

Dear Sir or Madam

File No. 82-4964
Alliance & Leicester plc, Rule 12g3-2(b) Exemption

Please find enclosed certain information furnished on behalf of Alliance & Leicester plc, Rule 12g3-2(b) File No. 82-4964, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, as amended (the **Exchange Act**) for the period 1 September to 30 September 2007.

Such information is being furnished with the understanding that it will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and neither this letter nor the furnishing of such information shall constitute an admission for any purpose that Alliance & Leicester plc is subject to the Exchange Act.

Yours sincerely,

PROCESSED
OCT 30 2007
THOMSON
FINANCIAL

Sandra Odell
Deputy Secretary

Tel : *0116 200 4352*
Fax : *0116 200 4390*
Email : *sandra.odell@alliance-leicester.co.uk*

ENCLS

dw 10/22

NG9348 (10/06)

Carolyn Hay, Head of Group Legal Services

Alliance Leicester

Customer Service Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14

Alliance & Leicester plc

Rule 12g3-2(b) File No. 82-4964
List of Enclosed Information

September 2007

Information made public pursuant to the laws of England and Wales

G88(2) Return of Allotment of Shares x 2 – various dates

Information filed with the UKLA or the LSE and made public thereby

Notification of Transactions of Persons discharging managerial responsibility or connected persons

Various Persons	6 September 2007
Sir Derek Higgs	19 September 2007
Andrew Robinson	19 September 2007
Mary Francis	19 September 2007
Michael McTighe	21 September 2007

Form TR-1 Notification of Major Interests in Shares

Legal & General Group plc	31 August 2007
Legal & General Group plc	3 September 2007

Treasury Investment Announcement

Information distributed to the Company's security holders

Nil

NG9348 (10/06)

Carolyn Hay, Head of Group Legal Services

Companies House
— for the record —

File No. 82-4964

88(2)

RECEIVED
2007 OCT 22 A 11:24

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3263713

Company name in full Alliance and Leicester

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	09	2007	05	09	2007

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1920	264	
Nominal value of each share	50p	50p	
Amount (if any) paid or due on each share *(including any share premium)*	£8.34	£8.795	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Form Revised January 2000

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted ORDINARY 50p	Number allotted 2184
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form 2

Signed [signature] Date 6 September 2007

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

SUE KETTELL, SHARE SCHEMES, ALLIANCE + LEICESTER PLC, CARLTON PARK, NARBOROUGH, LEICESTER LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange LEICESTER14

ALLIANCE & LEICESTER PLC

Scheme Unapproved Company Share Option Scheme

Batch NO 144

Schedule of Allotments

Date of Exercis 05/09/2007

Forename	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees	Issue to participant	Issue to Spouse
Daniel	Powell	3 Mawby Close	Whetstone	Leicester	Leicestershire	LE8 6XA	1920	0	1,920	
0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	
							1920	0	1,920	

ALLIANCE & LEICESTER PLC

Scheme Approved Company Share Option Scheme

Batch NO 145

Schedule of Allotments

Date of Exercise: 02/08/2007

Forenames	Surname	Address					Quantity to Exercise	Issue to Cazenove Nominees Limited (Sale)	Issue to participant	Issue to Spouse
Daniel	Powell	Close	Whetstone	Leicester	Leicestershire	LE8 6XA	264	0	264	
0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	
0	0	0	0	0	0	0	0	0	0	
							264	0	264	

88(2)

(Revised 2005)

File No. 82-4964

RECEIVED 2007 OCT 22 A 11:29 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 3263713

Company Name in full Alliance & Leicester

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	06	09	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9,851		
Nominal value of each share	o.50p		
Amount (if any) paid or due on each share *(including any share premium)*	10-58		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash	N/A		

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
CAPITA IRG LIMITED	Ordinary	9851
Address THE REGISTRY 34 BECKENHAM ROAD BECKENHAM KENT		
UK postcode BR3 4TU		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 11 September 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leics LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

CCform **88(2)**

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	08	2007			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	1,716	354	166
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share (*including any share premium*)	632	689	705

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (*This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing*)	N/A

Companies House receipt date barcode

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s)	Class of shares allotted	Number allotted
CAPITA IRG	Ordinary	2236
Address 34 BECKENHAM ROAD BECKENHAM KENT		
UK postcode BR3 4TU		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________ Date 16 Sept 2007

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Sue Kettell, Share Plans, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
D J Bennett	Yes	Yes	12	10.58
C S Rhodes	Yes	Yes	12	10.58
R L Banks	Yes	Yes	12	10.58
S G Baum	Yes		12	10.58
I D Buchanan	Yes		12	10.58
S G Dawkins	Yes		12	10.58
B P Glover	Yes		12	10.58
I J Hares	Yes		12	10.58
R J Hopwood	Yes		12	10.58
S Leonard	Yes		12	10.58
T S Lloyd	Yes		12	10.58
S Murphy	Yes		12	10.58
L Permutt	Yes		12	10.58
G Pilkington	Yes		12	10.58
G Wilkinson	Yes		12	10.58

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of persons named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Capita IRG Trustees Limited

7. State the nature of the transaction

Allocation of Partnership Shares under the Alliance & Leicester Share Incentive Plan

8. Number of Shares, debentures or financial instruments relating to shares acquired

180

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

Nil

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Nil

12. Price per share or value of transaction

£10.58

13. Date and place of transaction

5 September 2007 – New shares allotted to participants in the United Kingdom

14. Date issuer informed of transaction

5 September 2007

15. Any additional information

None

16. Name of contact and telephone number for queries

Paul Askew

Telephone: 0116 200 4424

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

6 September 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
Sir Derek Higgs		Yes	10,000	£7.535615

Purchase of shares by Sir Derek Higgs to be held by UBS Private Banking Nominees Ltd as nominee.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

UBS Private Banking Nominees Ltd

7. State the nature of the transaction

Purchase of shares

8. Number of Shares, debentures or financial instruments relating to shares acquired

10,000

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

N/A

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

12. Price per share or value of transaction

£7.535615

13. Date and place of transaction

18 September 2007 – London Stock Exchange

14. Date issuer informed of transaction

18 September 2007

15. Any additional information

None

16. Name of contact and telephone number for queries

Paul Askew – 0116 200 4424

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

19 September 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR (1)(b) Director	Number of Shares Acquired	Price per Share £
Andrew Robinson	Yes	4,000	£7.89

Purchase of shares by Andrew Robinson to be held by Redmayne Bentley as nominee.

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Redmayne Bentley nominee

7. State the nature of the transaction

Purchase of shares

8. Number of Shares, debentures or financial instruments relating to shares acquired

4,000

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

N/A

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

12. Price per share or value of transaction

£7.89

13. Date and place of transaction

18 September 2007 – London Stock Exchange

14. Date issuer informed of transaction

18 September 2007

15. Any additional information

None

16. Name of contact and telephone number for queries

Paul Askew – 0116 200 4424

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

19 September 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR (1)(b) Director	Number of Shares Acquired	Price per Share £
Mrs Mary Francis	Yes	1,000	£8.485

Purchase of shares by Mrs Mary Francis and her spouse Mr Ian Rodger

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mrs Mary Francis & Mr Ian Rodger (held jointly)

7. State the nature of the transaction

Purchase of shares

8. Number of Shares, debentures or financial instruments relating to shares acquired

1,000

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

N/A

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

12. Price per share or value of transaction

£8.485

13. Date and place of transaction

19 September 2007 – London Stock Exchange

14. Date issuer informed of transaction

19 September 2007

15. Any additional information

None

16. Name of contact and telephone number for queries

Paul Askew – 0116 200 4424

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

19 September 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

File No. 82-4964

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR (1)(b) Director	Number of Shares Acquired	Price per Share £
Mr Mike McTighe	Yes	2,000	£7.825

Purchase of shares by Mr Mike McTighe to be held by UBS Private Banking Nominees Ltd as nominee

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of person named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

UBS Private Banking Nominees Ltd

7. State the nature of the transaction

Purchase of shares

8. Number of Shares, debentures or financial instruments relating to shares acquired

2,000

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

N/A

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

12. Price per share or value of transaction

£7.825

13. Date and place of transaction

20 September 2007 – London Stock Exchange

14. Date issuer informed of transaction

20 September 2007

15. Any additional information

None

16. Name of contact and telephone number for queries

Paul Askew – 0116 200 4424

Name and signature of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification

21 September 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Alliance & Leicester plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	**Yes**
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	31/08/07
6. Date on which issuer notified:	03/09/07
7. Threshold(s) that is/are crossed or reached:	From 4% - 3%(L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ord 50p	17,195,530	17,195,530	17,195,530	17,195,530		3.99	

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
17,195,530	3.99

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (17,195,530 – 3.99% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (14,765,441 – 3.43% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (14,765,441 – 3.43% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 430,363,957
14. Contact name:	Helen Lewis (LGIM)
15. Contact telephone number:	020 3124 3851

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Alliance & Leicester plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	03/09/07
6. Date on which issuer notified:	05/09/07
7. Threshold(s) that is/are crossed or reached:	From 3% - 4%(L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ord 50p	17,195,530	17,195,530	17,265,001	17,265,001		4.01	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
17,265,001	4.01

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (17,265,001 – 4.01% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (14,834,912–3.44%=PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (14,834,912 – 3.44% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 430,363,957
14. Contact name:	Helen Lewis (LGIM)
15. Contact telephone number:	020 3124 3851

Alliance & Leicester's Treasury Investments

Background

Alliance & Leicester management will shortly be holding its usual post-interims equity investor meetings in London and speaking at investor conferences. Ahead of these events, and in the light of the current interest caused by exceptional liquidity conditions in the market for certain financial assets, we are providing an update on the entirety of Alliance & Leicester's Treasury investments.

Treasury Investments

Treasury invests in high quality and well-diversified assets using a number of investment vehicles. The statutory balance sheet in our interim results announcement reported Treasury assets of £18.9bn out of total Group assets of £71.2bn (see Note 1). At 28th August, 26% of Treasury trading and investment securities were rated AAA, 35% AA, 36% A and 3% BBB. Over 96% of total Treasury assets are deposits, floating rate notes (FRNs) issued by banks and building societies, consumer asset backed securities (ABSs), or derivatives used in support of our normal business operations, with the remainder a combination of collateralised debt obligations (CDOs), collateralised loan obligations (CLOs), structured investment vehicles (SIVs) and principal protected notes (PPNs). We have no direct exposure to US sub-prime lending.

The majority of our consumer ABSs are European mortgage backed securities; 97% are rated AAA, all are of investment grade with £7m rated below A. None of the assets is on credit watch by the rating agencies, and we do not have any exposure to US sub-prime assets in this portfolio.

Our CDO investments are well-diversified and held both on balance sheet and off balance sheet through our conduit facility. These CDOs are all of investment grade and are almost entirely AAA rated tranches, with only £6m rated below A. Our aggregate on and off balance sheet exposure to CDOs containing US sub-prime mortgage assets is £175m, with 99% rated AAA including 40% rated super senior AAA; £55m of these CDOs are on balance sheet. None of our CDOs has been downgraded or had their outlook changed by any credit rating agency.

We invest in a number of SIVs in the form of mezzanine and capital notes. These are well spread, with none accounting for more than 15% of the total investment of around £390m; over 90% of our positions are in SIVs established before 2006 and we have no investments in 'SIV-lites' (Note 2). Over 99% of the underlying assets in the SIVs are rated A or better, with 64% rated AAA and 24% rated AA. We have investments in PPNs totalling around £70m, which all have the loan principal protected by the issuing bank. The SIVs and PPNs are invested in a diversified range of underlying assets, with no significant exposure to US sub-prime assets.

Our off-balance sheet conduit facility currently totals around £770m. This is invested in a diversified range of underlying assets, including CDOs and CLOs, all of which are AAA rated. CDOs in the conduit including any US sub-prime exposure amount to £120m, which forms part of the £175m total quoted above. None of the assets in the conduit is on watch for downgrade by any credit rating agency.

The accounting treatments used for our Treasury investment assets are set out in Note 3.

Summary

Current conditions in the funding and liquidity markets have had no material impact on either profits or franchise growth. We have not been materially impacted by recent changes in LIBOR, with our variable-rate retail funding base continuing to be greater than our variable rate mortgage book.

In our interim results announcement on 27 July 2007 we set out a detailed outlook statement for the second half of 2007, and we plan to update the market as usual later in the year via our pre-close trading statement, with our share buyback programme continuing in the meantime.

Contacts

Equity investors		
Mark Jones	Head of Investor Relations	0116 200 4492
Debt investors		
Ian Hares	Group Treasurer	0116 272 6912
Media		
Stuart Dawkins	Director of Corporate Communications	0116 200 3088

Disclaimer

This report contains certain forward looking statements with respect to the financial condition, results of operations, and businesses of the Alliance & Leicester Group. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors which could cause actual results or developments to differ materially from those expressed or

implied by these forward looking statements and forecasts. The statements have been made with reference to forecast price changes, economic conditions, the current regulatory environment and the current interpretations of IFRS applicable to past, current and future periods. Nothing in this announcement should be construed as a profit forecast.

Notes

1. The following is an extract from the statutory consolidated balance sheet published in our 2007 interim results announcement:

Assets	As at 30.06.07 £m
Cash and balances with central banks	1,589.1
Due from other banks	1,680.4
Trading securities	1,627.2
Investment securities:	
- available-for-sale	11,521.3
- held-to-maturity	400.2
- loans and receivables	150.3
- at fair value through profit or loss	1,057.2
Cash, treasury assets and due from banks	18,025.7
Derivative financial instruments	837.3
Total Treasury assets	**18,863.0**

Treasury also has £156m of undrawn committed facilities to financial institutions.

2. We had an investment of £2.5m in one 'SIV-lite' which has subsequently been restructured.

3. Our holdings of bank FRNs and consumer ABSs are split between 'trading securities' which are fair valued with changes going through the profit and loss account, and 'available for sale' which are fair valued with changes going through reserves. The majority of our CDOs are accounted for as 'available for sale' and are fair valued with changes going through reserves, although a small proportion are fair valued through the profit and loss account. Our SIV investments are treated as 'held-to-maturity' investments and are not fair valued but are subject to a test for impairment. The accounting treatment of our PPN investments is a mixture of fair value through the profit and loss and 'available for sale'.

END